eBroadcast Media Group, Inc.

A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018, 2017, and 2016

eBroadcast Media Group, Inc.

TABLE OF CONTENTS



To the Board of Directors of
eBroadcast Media Group, Inc.
San Diego, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of eBroadcast Media Group, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018, 2017, and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 31, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

eBroadcast Media Group, Inc.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018, 2017, and 2016

	2018	2017	2016
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 3,726	$ 16,526	$ 9,872
Prepaid expenses	-	-	1,170
Offering costs	2,500	-	-
Total Current Assets	6,226	16,526	11,042
TOTAL ASSETS	$ 6,226	$ 16,526	$ 11,042
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts payable and accrued expenses	$ -	$ -	$ 1,595
Loan payable - related party	3,000	-	6,000
Total Current Liabilities	3,000	-	7,595
Total Liabilities	3,000	-	7,595
Stockholders' Equity:			
Preferred stock, $0.001 par value, 2,500,000 shares authorized, no shares issued and outstanding as of December 31, 2018, 2017, and 2016.	-	-	-
Common stock, $0.001 par value, 5,000,000 shares authorized, 1,778,530, 1,758,530, and 1,608,530 shares issued and outstanding as of December 31, 2018, 2017, and 2016, respectively	1,779	1,759	1,609
Additional paid-in capital	115,687	108,844	71,494
Accumlated deficit	(114,240)	(94,077)	(69,656)
Total Stockholders' Equity	3,226	16,526	3,447
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,226	$ 16,526	$ 11,042

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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eBroadcast Media Group, Inc.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Net revenues	$ -	$ -	$ -
Operating Expenses:			
General & administrative	16,281	11,139	7,486
Sales & marketing	1,896	2,469	1,936
Research & development	1,986	10,813	1,596
Total Operating Expenses	20,163	24,421	11,018
Loss from operations	(20,163)	(24,421)	(11,018)
Net Loss	$ (20,163)	$ (24,421)	$ (11,018)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

eBroadcast Media Group, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2018, 2017, and 2016

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
	Number of Shares	Amount			
Balance at January 1, 2016	600,000	$ 600	$ 26,850	$ (58,638)	$ (31,188)
Issuance of common stock for cash	325,530	326	13,511	-	13,837
Conversion of related party notes to common stock	683,000	683	31,133	-	31,816
Net loss	-	-	-	(11,018)	(11,018)
Balance at December 31, 2016	1,608,530	1,609	71,494	(69,656)	3,447
Issuance of common stock for cash	126,000	126	31,374	-	31,500
Conversion of related party notes to common stock	24,000	24	5,976	-	6,000
Net loss	-	-	-	(24,421)	(24,421)
Balance at December 31, 2017	1,758,530	1,759	108,844	(94,077)	16,526
Issuance of common stock for cash	20,000	20	4,980	-	5,000
Stock-based compensation	-	-	1,863	-	1,863
Net loss	-	-	-	(20,163)	(20,163)
Balance at December 31, 2018	1,778,530	$ 1,779	$ 115,687	$ (114,240)	$ 3,226

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

eBroadcast Media Group, Inc.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Cash Flows from Operating Activities			
Net Loss	$ (20,163)	$ (24,421)	$ (11,018)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock compensation expense	1,863	-	-
Changes in operating assets and liabilities:			
Decrease/(increase) in prepaid expenses	-	1,170	(1,170)
(Decrease)/increase in accounts payable and accrued liabilities	-	(1,595)	1,595
Net Cash Used in Operating Activities	(18,300)	(24,846)	(10,593)
Cash Flows from Financing Activities			
Advances from related parties	3,000	-	6,000
Offering costs	(2,500)	-	-
Issuance of common stock to founders for cash	5,000	31,500	13,837
Net Cash Provided by Financing Activities	5,500	31,500	19,837
Net Change In Cash	(12,800)	6,654	9,244
Cash at Beginning of Period	16,526	9,872	628
Cash at End of Period	$ 3,726	$ 16,526	$ 9,872
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ -	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities			
Conversion of related party advances to common stock	$ -	$ 6,000	$ 31,816

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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eBroadcast Media Group, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018, 2017, and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

eBroadcast Media Group, Inc. (the "Company"), is a corporation organized December 17, 2010 under the laws of California. Doing business as eBroadcast TV, the Company produces live audience interactive television shows and channels via a digitally distributed television series and a live weekly event broadcast, allowing for audience interaction.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,986, $10,813, and $1,596 for the years ended December 31, 2018, 2017, and 2016, respectively.

Income Taxes

The Company has elected to be an S Corporation and is treated as a partnership for federal and state income tax purposes, with all income tax liabilities and/or benefits of the Company being passed through to the stockholders. As such, no recognition of federal or state income taxes for the Company are included in the accompanying financial statements. The Company files U.S. federal and California state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $20,163, $24,421, and $11,018 during the years ended December 31, 2018, 2017, and 2016, respectively, has an accumulated deficit of $114,240, $94,077, and $69,656 as of December 31, 2018, 2017, and 2016, respectively, and has limited available liquid assets as of December 31, 2018 with just $3,726 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

At inception, the Company authorized 5,000,000 shares of common stock with $0.001 par value. In August 2018, the Company amended and restated its articles of incorporation to authorize 2,500,000 shares of preferred stock. The Company has 1,778,530, 1,758,530, and 1,608,530 shares of common stock issued and outstanding as of December 31, 2018, 2017, and 2016, respectively. All issued and outstanding shares are fully vested as of December 31, 2018, 2017, and 2016. No preferred stock has been issued as of December 31, 2018.

Stock Issuances

In November of 2016, the Company converted a loan payable to one of its founders in the amount $4,657 into a total of 465,728 shares of common stock at a conversion price of $0.01 per share. Also in November 2016, the Company issued a total of 233,530 shares of common stock at $0.01 per share, in exchange for $2,337 of cash. The conversion and the stock issuance were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

In December of 2016, the Company converted a loan payable to one of its founders in the amount $27,159 into a total of 217,272 shares of common stock at a conversion price of $0.125 per share. Also in December 2016, the Company issued a total of 92,000 shares of common stock at $0.125 per share, in exchange for $11,500 of cash. The conversion and the stock issuance were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

In November of 2017, the Company issued to one of its founders a total of 62,000 shares of common stock at $0.25 per share, in exchange for $9,500 of cash and conversion of a $6,000 related party loan. Also in November 2017, the Company issued a total of 88,000 shares of common stock at $0.25 per share, in exchange for $22,000 of cash. The stock issuances were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

In June of 2018, the Company issued to one of its founders a total of 20,000 shares of common stock at $0.25 per share, in exchange for $5,000 of cash. The stock issuances were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

NOTE 5: SHARE-BASED PAYMENTS

2017 Incentive Stock Plan

In 2017, the Company adopted the 2017 Incentive Stock Plan (the "Plan"), which provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to service providers, consultants, employees, officers, and directors. Under the Plan, the number of shares reserved for grant was 500,000 as of both December 31, 2018 and 2017. The Plan allows grants of incentive stock options to employees of the Company only. Under the Plan, the number of shares available for grant under the Plan amounted to 350,000 and 500,000 shares as of December 31, 2018 and 2017, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2018 is as follows:

Risk Free Interest Rate	2.6%-2.7%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	2.50
Fair Value per Stock Option	$ 0.083

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the year ended December 31, 2018 (no activity prior to 2018) is as follows:

eBroadcast Media Group, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018, 2017, and 2016 and for the years then ended

	December 31, 2018	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	150,000	$ 0.250
Exercised	-	$ -
Forfeited	-	$ -
Outstanding - end of year	150,000	$ 0.250
Exercisable at end of year	35,000	$ 0.250
Weighted average grant date fair value of options granted during year	$ 0.083	
Weighted average duration to expiration of outstanding options at year-end	4.7	

Stock-based compensation expense of $1,863 was recognized under FASB ASC 718 for the year ended December 31, 2018. Total unrecognized compensation cost related to stock option awards amounted to $10,587 for the year December 31, 2018 and will be recognized over a weighted average period of 39 months.

2017 Advisory Board Agreement

In 2017, the Company established the Advisory Board Agreement (the "Agreement"), which provides for the grant of equity compensation to independent contractor advisors in lieu of cash compensation. The Agreement grants advisors with either options to purchase common stock or shares of restricted common stock at an exercise price or purchase price equal to the fair market value of the Company's common stock on the date of the grant. Advisors are granted a pre-determined percentage (based on level of service provided) of the issued and outstanding shares of the Company as of the grant date, calculated on a fully-diluted basis of all outstanding and convertible or issuable securities, as of the date of Board of Director approval of the equity compensation arrangement. Shares vest on a pro rata basis monthly over a 2-year period with a 3-month cliff period, with unvested shares vesting on closing of sale of the Company.

The Advisory Board Agreement draws on the same pool of shares reserved for the 2017 Incentive Stock Plan. As of December 31, 2018, there were no grants of options or shares of restricted common stock under the Advisory Board Agreement.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company had loans payable to shareholders of $3,000, $0, and $6,000 as of December 31, 2018 2017, and 2016, respectively. The loans payable represent cash loaned to the Company outside of formal agreements, and without interest or repayment terms and is considered payable on demand.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company is committed to grant an advisor 12,000 shares of restricted stock at an as yet determined equivalent purchase price under the 2017 Advisory Board Agreement. Management believes these shares will be granted during 2019.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 31, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.